================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                                   ----------

                                    ICO, INC.
                                (Name of Issuer)

  Common Stock, with no par value                                449294206
   (Title of class of securities)                              (CUSIP number)

                            Christopher N. O'Sullivan
                           TRAVIS STREET PARTNERS, LLC
                                 Bank One Center
                          910 Travis Street, Suite 2150
                              Houston, Texas 77002
                                 (713) 759-2030
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  with copy to:
                           Weil, Gotshal & Manges LLP
                            700 Louisiana, Suite 1600
                              Houston, Texas 77002
                                 (713) 546-5000

                               September 21, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 pages)

================================================================================

                                 ---------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                     Travis Street Partners,
                                 LLC
                                 SS OR I.R.S. IDENTIFICATION NO.
                                 OF ABOVE PERSON                                                  76-0657668
                                 ---------------------------------------------------------------------------------------

             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a)    [x]
                                                                                                          (b)    [_]
                                 ---------------------------------------------------------------------------------------

             3                   SEC USE ONLY
                                 ---------------------------------------------------------------------------------------

             4                   SOURCE OF FUNDS:                                             WC
                                 ---------------------------------------------------------------------------------------

             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                 PURSUANT TO ITEM 2(d) OR 2(e):                                                  [_]
                                 ---------------------------------------------------------------------------------------

             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                        Texas
                                 ---------------------------------------------------------------------------------------

         NUMBER OF                        7        SOLE VOTING POWER:                         0
          SHARES
                                 ---------------------------------------------------------------------------------------

       BENEFICIALLY                       8        SHARED VOTING POWER                     1,158,300
         OWNED BY
                                 ---------------------------------------------------------------------------------------

           EACH                           9        SOLE DISPOSITIVE POWER:                    0
         REPORTING
                                 ---------------------------------------------------------------------------------------

        PERSON WITH                       10       SHARED DISPOSITIVE POWER:               1,158,300
                                 ---------------------------------------------------------------------------------------

            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:           1,158,300
                                 ---------------------------------------------------------------------------------------

            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                          [_]
                                 ---------------------------------------------------------------------------------------

            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      5.11%
                                 ---------------------------------------------------------------------------------------

            14                   TYPE OF REPORTING PERSON:                                    00
                                 ---------------------------------------------------------------------------------------


                                 ---------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                     Timothy J. Gollin
                                 S.S. OR I.R.S. IDENTIFICATION NO.
                                 OF ABOVE PERSON                                                   ###-##-####
                                 ---------------------------------------------------------------------------------------

             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a)    [x]
                                                                                                          (b)    [_]
                                 ---------------------------------------------------------------------------------------

             3                   SEC USE ONLY
                                 ---------------------------------------------------------------------------------------

             4                   SOURCE OF FUNDS:                                             PF, OO
                                 ---------------------------------------------------------------------------------------

             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                 PURSUANT TO ITEM 2(d) OR 2(e):                                                  [_]
                                 ---------------------------------------------------------------------------------------

             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                        United States
                                 ---------------------------------------------------------------------------------------

         NUMBER OF                        7        SOLE VOTING POWER:                         0
          SHARES
                                 ---------------------------------------------------------------------------------------

       BENEFICIALLY                       8        SHARED VOTING POWER                     1,158,300
         OWNED BY
                                 ---------------------------------------------------------------------------------------

           EACH                           9        SOLE DISPOSITIVE POWER:                    0
         REPORTING
                                 ---------------------------------------------------------------------------------------

        PERSON WITH                       10       SHARED DISPOSITIVE POWER:               1,158,300
                                 ---------------------------------------------------------------------------------------

            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:           1,158,300
                                 ---------------------------------------------------------------------------------------

            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                          [_]
                                 ---------------------------------------------------------------------------------------

            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      5.11%
                                 ---------------------------------------------------------------------------------------

            14                   TYPE OF REPORTING PERSON:                                    IN
                                 ---------------------------------------------------------------------------------------


                                 ---------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                     Christopher N. O'Sullivan
                                 S.S. OR I.R.S. IDENTIFICATION NO.
                                 OF ABOVE PERSON                                               ###-##-####
                                 ---------------------------------------------------------------------------------------

             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a)    [x]
                                                                                                          (b)    [_]
                                 ---------------------------------------------------------------------------------------

             3                   SEC USE ONLY
                                 ---------------------------------------------------------------------------------------

             4                   SOURCE OF FUNDS:                                             PF, OO
                                 ---------------------------------------------------------------------------------------

             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                 PURSUANT TO ITEM 2(d) OR 2(e):                                                  [_]
                                 ---------------------------------------------------------------------------------------

             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                        United States
                                 ---------------------------------------------------------------------------------------

         NUMBER OF                        7        SOLE VOTING POWER:                         0
          SHARES
                                 ---------------------------------------------------------------------------------------

       BENEFICIALLY                       8        SHARED VOTING POWER                     1,158,300
         OWNED BY
                                 ---------------------------------------------------------------------------------------

           EACH                           9        SOLE DISPOSITIVE POWER:                    0
         REPORTING
                                 ---------------------------------------------------------------------------------------

        PERSON WITH                       10       SHARED DISPOSITIVE POWER:               1,158,300
                                 ---------------------------------------------------------------------------------------

            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:           1,158,300
                                 ---------------------------------------------------------------------------------------

            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                          [_]
                                 ---------------------------------------------------------------------------------------

            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      5.11%
                                 ---------------------------------------------------------------------------------------

            14                   TYPE OF REPORTING PERSON:                                    IN
                                 ---------------------------------------------------------------------------------------

                                 ---------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                     Global Undervalued Securities
                                 S.S. OR I.R.S. IDENTIFICATION NO.                            Master Fund, L,.P.
                                 OF ABOVE PERSON                                              52-2294219
                                 ---------------------------------------------------------------------------------------

             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a)    [x]
                                                                                                          (b)    [_]
                                 ---------------------------------------------------------------------------------------

             3                   SEC USE ONLY
                                 ---------------------------------------------------------------------------------------

             4                   SOURCE OF FUNDS:                                             WC
                                 ---------------------------------------------------------------------------------------

             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                 PURSUANT TO ITEM 2(d) OR 2(e):                                                  [_]
                                 ---------------------------------------------------------------------------------------

             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                        Cayman Islands
                                 ---------------------------------------------------------------------------------------

         NUMBER OF                        7        SOLE VOTING POWER:                         0
          SHARES
                                 ---------------------------------------------------------------------------------------

       BENEFICIALLY                       8        SHARED VOTING POWER                     497,850
         OWNED BY
                                 ---------------------------------------------------------------------------------------

           EACH                           9        SOLE DISPOSITIVE POWER:                    0
         REPORTING
                                 ---------------------------------------------------------------------------------------

        PERSON WITH                       10       SHARED DISPOSITIVE POWER:               497,850
                                 ---------------------------------------------------------------------------------------

            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:           497,850
                                 ---------------------------------------------------------------------------------------

            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                          [_]
                                 ---------------------------------------------------------------------------------------

            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      2.19%
                                 ---------------------------------------------------------------------------------------

            14                   TYPE OF REPORTING PERSON:                                    PN
                                 ---------------------------------------------------------------------------------------


                                 ---------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                     Global Undervalued Securities
                                 S.S. OR I.R.S. IDENTIFICATION NO.                            Fund, L.P.
                                 OF ABOVE PERSON                                              98-0167993
                                 ---------------------------------------------------------------------------------------

             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a)    [x]
                                                                                                          (b)    [_]
                                 ---------------------------------------------------------------------------------------

             3                   SEC USE ONLY
                                 ---------------------------------------------------------------------------------------

             4                   SOURCE OF FUNDS:                                             WC
                                 ---------------------------------------------------------------------------------------

             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                 PURSUANT TO ITEM 2(d) OR 2(e):                                                  [_]
                                 ---------------------------------------------------------------------------------------

             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                        Cayman Islands
                                 ---------------------------------------------------------------------------------------

         NUMBER OF                        7        SOLE VOTING POWER:                         0
          SHARES
                                 ---------------------------------------------------------------------------------------

       BENEFICIALLY                       8        SHARED VOTING POWER                     497,850
         OWNED BY
                                 ---------------------------------------------------------------------------------------

           EACH                           9        SOLE DISPOSITIVE POWER:                    0
         REPORTING
                                 ---------------------------------------------------------------------------------------

        PERSON WITH                       10       SHARED DISPOSITIVE POWER:               497,850
                                 ---------------------------------------------------------------------------------------

            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:           497,850
                                 ---------------------------------------------------------------------------------------

            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                          [_]
                                 ---------------------------------------------------------------------------------------

            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      2.19%
                                 ---------------------------------------------------------------------------------------

            14                   TYPE OF REPORTING PERSON:                                    PN
                                 ---------------------------------------------------------------------------------------


                                 ---------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                     Global Undervalued Securities
                                 S.S. OR I.R.S. IDENTIFICATION NO.                             Fund, Ltd.
                                 OF ABOVE PERSON
                                 ---------------------------------------------------------------------------------------

             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a)    [x]
                                                                                                          (b)    [_]
                                 ---------------------------------------------------------------------------------------

             3                   SEC USE ONLY
                                 ---------------------------------------------------------------------------------------

             4                   SOURCE OF FUNDS:                                             WC
                                 ---------------------------------------------------------------------------------------

             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                 PURSUANT TO ITEM 2(d) OR 2(e):                                                  [_]
                                 ---------------------------------------------------------------------------------------

             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                        Cayman Islands
                                 ---------------------------------------------------------------------------------------

         NUMBER OF                        7        SOLE VOTING POWER:                         0
          SHARES
                                 ---------------------------------------------------------------------------------------

       BENEFICIALLY                       8        SHARED VOTING POWER                     497,850
         OWNED BY
                                 ---------------------------------------------------------------------------------------

           EACH                           9        SOLE DISPOSITIVE POWER:                    0
         REPORTING
                                 ---------------------------------------------------------------------------------------

        PERSON WITH                       10       SHARED DISPOSITIVE POWER:               497,850
                                 ---------------------------------------------------------------------------------------

            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:           497,850
                                 ---------------------------------------------------------------------------------------

            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                          [_]
                                 ---------------------------------------------------------------------------------------

            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      2.19%
                                 ---------------------------------------------------------------------------------------

            14                   TYPE OF REPORTING PERSON:                                    CO
                                 ---------------------------------------------------------------------------------------


                                 ---------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                     Global Undervalued Securities
                                 S.S. OR I.R.S. IDENTIFICATION NO.                            Fund, (QP), L.P.
                                 OF ABOVE PERSON                                              52-2294217
                                 ---------------------------------------------------------------------------------------

             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a)    [x]
                                                                                                          (b)    [_]
                                 ---------------------------------------------------------------------------------------

             3                   SEC USE ONLY
                                 ---------------------------------------------------------------------------------------

             4                   SOURCE OF FUNDS:                                             WC
                                 ---------------------------------------------------------------------------------------

             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                 PURSUANT TO ITEM 2(d) OR 2(e):                                                  [_]
                                 ---------------------------------------------------------------------------------------

             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                        Cayman Islands
                                 ---------------------------------------------------------------------------------------

         NUMBER OF                        7        SOLE VOTING POWER:                         0
          SHARES
                                 ---------------------------------------------------------------------------------------

       BENEFICIALLY                       8        SHARED VOTING POWER                     497,850
         OWNED BY
                                 ---------------------------------------------------------------------------------------

           EACH                           9        SOLE DISPOSITIVE POWER:                    0
         REPORTING
                                 ---------------------------------------------------------------------------------------

        PERSON WITH                       10       SHARED DISPOSITIVE POWER:               497,850
                                 ---------------------------------------------------------------------------------------

            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:           497,850
                                 ---------------------------------------------------------------------------------------

            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                          [_]
                                 ---------------------------------------------------------------------------------------

            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      2.19%
                                 ---------------------------------------------------------------------------------------

            14                   TYPE OF REPORTING PERSON:                                    PN
                                 ---------------------------------------------------------------------------------------

                                 ---------------------------------------------------------------------------------------
                                 NAME OF REPORTING PERSON                                     Kleinheinz Capital Partners
             1                   S.S. OR I.R.S. IDENTIFICATION NO.                            LDC
                                 OF ABOVE PERSON                                              52-2294216
                                 ---------------------------------------------------------------------------------------

             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a)    [x]
                                                                                                          (b)    [_]
                                 ---------------------------------------------------------------------------------------

             3                   SEC USE ONLY
                                 ---------------------------------------------------------------------------------------

             4                   SOURCE OF FUNDS:                                             AF
                                 ---------------------------------------------------------------------------------------

             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                 PURSUANT TO ITEM 2(d) OR 2(e):                                                  [_]
                                 ---------------------------------------------------------------------------------------

             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                        Cayman Islands
                                 ---------------------------------------------------------------------------------------

         NUMBER OF                        7        SOLE VOTING POWER:                         0
          SHARES
                                 ---------------------------------------------------------------------------------------

       BENEFICIALLY                       8        SHARED VOTING POWER                     497,850
         OWNED BY
                                 ---------------------------------------------------------------------------------------

           EACH                           9        SOLE DISPOSITIVE POWER:                    0
         REPORTING
                                 ---------------------------------------------------------------------------------------

        PERSON WITH                       10       SHARED DISPOSITIVE POWER:               497,850
                                 ---------------------------------------------------------------------------------------

            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:           497,850
                                 ---------------------------------------------------------------------------------------

            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                          [_]
                                 ---------------------------------------------------------------------------------------

            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      2.19%
                                 ---------------------------------------------------------------------------------------

            14                   TYPE OF REPORTING PERSON:                                    CO
                                 ---------------------------------------------------------------------------------------

                                 ---------------------------------------------------------------------------------------
                                 NAME OF REPORTING PERSON                                     Kleinheinz Capital Partners,
             1                   S.S. OR I.R.S. IDENTIFICATION NO.                            Inc.
                                 OF ABOVE PERSON                                              75-2633745
                                 ---------------------------------------------------------------------------------------

             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a)    [x]
                                                                                                          (b)    [_]
                                 ---------------------------------------------------------------------------------------

             3                   SEC USE ONLY
                                 ---------------------------------------------------------------------------------------

             4                   SOURCE OF FUNDS:                                             AF
                                 ---------------------------------------------------------------------------------------

             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                 PURSUANT TO ITEM 2(d) OR 2(e):                                                  [_]
                                 ---------------------------------------------------------------------------------------

             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                        Texas
                                 ---------------------------------------------------------------------------------------

         NUMBER OF                        7        SOLE VOTING POWER:                         0
          SHARES
                                 ---------------------------------------------------------------------------------------

       BENEFICIALLY                       8        SHARED VOTING POWER                     497,850
         OWNED BY
                                 ---------------------------------------------------------------------------------------

           EACH                           9        SOLE DISPOSITIVE POWER:                    0
         REPORTING
                                 ---------------------------------------------------------------------------------------

        PERSON WITH                       10       SHARED DISPOSITIVE POWER:               497,850
                                 ---------------------------------------------------------------------------------------

            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:           497,850
                                 ---------------------------------------------------------------------------------------

            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                          [_]
                                 ---------------------------------------------------------------------------------------

            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      2.19%
                                 ---------------------------------------------------------------------------------------

            14                   TYPE OF REPORTING PERSON:                                    CO
                                 ---------------------------------------------------------------------------------------

                                 ---------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                     John B. Kleinheinz
                                 S.S. OR I.R.S. IDENTIFICATION NO.
                                 OF ABOVE PERSON                                              ###-##-####
                                 ---------------------------------------------------------------------------------------

             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a)    [x]
                                                                                                          (b)    [_]
                                 ---------------------------------------------------------------------------------------

             3                   SEC USE ONLY
                                 ---------------------------------------------------------------------------------------

             4                   SOURCE OF FUNDS:                                             AF
                                 ---------------------------------------------------------------------------------------

             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                 PURSUANT TO ITEM 2(d) OR 2(e):                                                  [_]
                                 ---------------------------------------------------------------------------------------

             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                        United States
                                 ---------------------------------------------------------------------------------------

         NUMBER OF                        7        SOLE VOTING POWER:                         0
          SHARES
                                 ---------------------------------------------------------------------------------------

       BENEFICIALLY                       8        SHARED VOTING POWER                     497,850
         OWNED BY
                                 ---------------------------------------------------------------------------------------

           EACH                           9        SOLE DISPOSITIVE POWER:                    0
         REPORTING
                                 ---------------------------------------------------------------------------------------

        PERSON WITH                       10       SHARED DISPOSITIVE POWER:               497,850
                                 ---------------------------------------------------------------------------------------

            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:           497,850
                                 ---------------------------------------------------------------------------------------

            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                          [_]
                                 ---------------------------------------------------------------------------------------

            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      2.19%
                                 ---------------------------------------------------------------------------------------

            14                   TYPE OF REPORTING PERSON:                                    IN
                                 ---------------------------------------------------------------------------------------

                                 --------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                     J. Kenneth Phillips
                                 S.S. OR I.R.S. IDENTIFICATION NO.
                                 OF ABOVE PERSON                                              ###-##-####
                                 --------------------------------------------------------------------------------------

             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a)    [x]
                                                                                                          (b)    [_]
                                 --------------------------------------------------------------------------------------

             3                   SEC USE ONLY
                                 --------------------------------------------------------------------------------------

             4                   SOURCE OF FUNDS:                                             AF
                                 --------------------------------------------------------------------------------------

             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                 PURSUANT TO ITEM 2(d) OR 2(e):                                                  [_]
                                 --------------------------------------------------------------------------------------

             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                        United States
                                 --------------------------------------------------------------------------------------

         NUMBER OF                        7        SOLE VOTING POWER:                         0
          SHARES
                                 --------------------------------------------------------------------------------------

       BENEFICIALLY                       8        SHARED VOTING POWER                     497,850
         OWNED BY
                                 --------------------------------------------------------------------------------------

           EACH                           9        SOLE DISPOSITIVE POWER:                    0
         REPORTING
                                 --------------------------------------------------------------------------------------

        PERSON WITH                       10       SHARED DISPOSITIVE POWER:               497,850
                                 --------------------------------------------------------------------------------------

            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                                 PERSON:           497,850
                                 --------------------------------------------------------------------------------------

            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                                 CERTAIN SHARES:                                                          [_]
                                 --------------------------------------------------------------------------------------

            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      2.19%
                                 --------------------------------------------------------------------------------------

            14                   TYPE OF REPORTING PERSON:                                    IN
                                 --------------------------------------------------------------------------------------

                  This Amendment No. 9 ("Amendment No. 9") amends the Statement on Schedule 13D filed on December 29, 2000 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on January 12, 2001, Amendment No. 2 filed on January 19, 2001, Amendment No. 3 filed on February 1, 2001, Amendment No. 4 filed on February 9, 2001, Amendment No. 5 filed on February 20, 2001, Amendment No. 6 filed on April 11, 2001, Amendment No. 7 filed on May 9, 2001 and Amendment No. 8 filed on June 7, 2001 (as amended, the "Schedule 13D") by and on behalf of the following persons: Travis Street Partners, LLC ("TSP"), Timothy J. Gollin ("Gollin"), Christopher N. O'Sullivan (individually "O'Sullivan"; together with Gollin, the "TSP Managers"; and together with Gollin and TSP, the "TSP Reporting Persons"), Global Undervalued Securities Master Fund, L.P. ("Global"), Global Undervalued Securities Fund, L.P. ("Global L.P."), Global Undervalued Securities Fund, Ltd. ("Global Ltd."), Global Undervalued Securities Fund (QP), L.P. ("Global QP"), Kleinheinz Capital Partners LDC ("KC LDC"), Kleinheinz Capital Partners, Inc., a Texas corporation ("KC Inc."), John B. Kleinheinz ("Kleinheinz") and J. Kenneth Phillips (individually "Phillips"; together with Global, Global L.P., Global Ltd., Global QP, KC LDC, KC Inc. and Kleinheinz, the "Global Reporting Persons"; and the Global Reporting Persons, together with the TSP Reporting Persons the "Reporting Persons").

                  Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. As used herein, the "Company" shall mean ICO, Inc.

                  ITEM 4.  PURPOSE OF TRANSACTION

                  On August 6, 2001, ICO issued the following press release:

                           ICO Special Committee Recommends Against TSP Offer

                  A special committee of independent directors of ICO, Inc. has recommended that ICO's board of directors not accept a proposal from Travis Street Partners, LLC ("TSP") to acquire ICO for $3.10 per share without certain revisions.

                  In an August 3 letter to TSP, the special committee said it was recommending against the TSP proposal as currently constructed because the proposal was contingent on the successful completion of the previously- announced sale of ICO's oilfield services division to Varco International, Inc. on terms acceptable to TSP. Additionally, the special committee objected to TSP's proposed breakup fee. The special committee requested TSP to revise its offer to eliminate the contingencies and provide a financing commitment letter to the committee to enable it to make a reasonable evaluation.

                  Five of ICO's ten directors, including its president/CEO and its vice chairman/CFO, are TSP investors. The special committee consists solely of directors who are not affiliated with TSP or with members of ICO's previous senior management, which was replaced in June.

                  In its polymers group, ICO, Inc. engineers and produces specialty polymers and provides polymer processing services. In its oilfield services group, ICO provides tubular inspection and coating services.

                  Statements regarding group outlook for Polymer Processing Services, increases in exploration activity, increases in demand for services, as well as any other statements that are not historical facts in this release are forward-looking statements under applicable securities laws and involve certain risks, uncertainties and assumptions. These include but are not limited to, demand for the Company's services and products, business cycles and other conditions of the oil and gas and petrochemical industries, prices of commodities, acquisition risks, international risks, operational risks, and other factors detailed in the Company's Form 10-K for the fiscal year ended September 30, 2000, and its other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.

                          ----------------------------

                  Following the issuance of such press release, TSP has undertaken an evaluation of its investment in the Company and the courses of action which TSP might pursue. As a result of such evaluation, TSP has determined that, at the present time, it will not bid further to acquire the Company, or any assets, divisions or businesses of the Company.

                  As previously noted, TSP and the Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Shares, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time, including, without limitation, offering to acquire the Company or any of its assets, divisions or businesses, although, as noted above, it is not the present intention of TSP or any of the Reporting Persons to make any such offer. In addition, the Reporting Persons may also acquire additional Shares (subject to availability of Shares at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, and may contact the Company, the Company Representatives or other representatives of the Company or other persons interested in the Company, including members of the ICO Board or financing sources, for the purpose of discussing the Company.

                  Alternatively, while it is not the present intention of the Reporting Persons to do so, the Reporting Persons reserve the right to dispose of some or all of their Shares in the open market or in privately negotiated transactions to one or more purchasers, or otherwise depending upon the course of action that the Reporting Persons pursue, market conditions and other factors.

                  Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Shares, it should be noted that the possible activities of the Reporting Persons are subject to change at any time and it should not be assumed that the Reporting Persons will take any of the foregoing actions.

                  Except as set forth above, as of the date of this Statement none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.



             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:   September 21, 2001





            TRAVIS STREET PARTNERS, LLC



            By: /s/ Christopher N. O'Sullivan
               --------------------------------------------------------
                  Christopher N. O'Sullivan, Manager


               /s/ Timothy J. Gollin
               --------------------------------------------------------
                 Timothy J. Gollin


               /s/ Christopher N. O'Sullivan
               --------------------------------------------------------
                 Christopher N. O'Sullivan


            GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P., a Cayman Islands exempted limited partnership

            By: Travis Street Partners, LLC
                  Attorney-in-Fact

            By:/s/ Christopher N. O'Sullivan
               ----------------------------------------------------------
                 Christopher N. O'Sullivan, Manager


            Global Undervalued Securities
            Fund, L.P., a Cayman Islands exempted
            limited partnership

            By: Travis Street Partners, LLC
                  Attorney-in-Fact

            By:/s/ Christopher N. O'Sullivan
               ----------------------------------------------------------
                 Christopher N. O'Sullivan, Manager

            Global Undervalued Securities
            Fund, Ltd., a Cayman Islands
            exempted company

            By: Travis Street Partners, LLC
                  Attorney-in-Fact

            By: /s/ Christopher N. O'Sullivan
                ----------------------------------------------------------
                 Christopher N. O'Sullivan, Manager


            Global Undervalued Securities
            Fund (QP), L.P., a Cayman Islands
            exempted limited partnership

            By: Travis Street Partners, LLC
                  Attorney-in-Fact

            By: /s/ Christopher N. O'Sullivan
                ----------------------------------------------------------
                 Christopher N. O'Sullivan, Manager


            Kleinheinz Capital Partners LDC, a Cayman Islands exempted limited duration company


            By: Travis Street Partners, LLC
                  Attorney-in-Fact

            By: /s/ Christopher N. O'Sullivan
                ----------------------------------------------------------
                 Christopher N. O'Sullivan, Manager


            John B. Kleinheinz


            By: Travis Street Partners, LLC
                  Attorney-in-Fact

            By: /s/ Christopher N. O'Sullivan
                ----------------------------------------------------------
                 Christopher N. O'Sullivan, Manager


            J. Kenneth Phillips

            By: Travis Street Partners, LLC
                  Attorney-in-Fact

            By: /s/ Christopher N. O'Sullivan
                ----------------------------------------------------------
                 Christopher N. O'Sullivan, Manager